Alltel Corporation
Exhibit 12
Statements Re: Computation of Ratios

The following table sets forth certain selected financial information relating to the Company:

	NINE MONTHS ENDED
	September 30,		September 30,
(Dollars in millions)	2008		2007
Earnings:	(Successor)		(Predecessor)
Income (loss) from continuing operations before income taxes,
minority interests and earnings from equity investments	$(404.7)		$1,102.2
Fixed charges	1,480.8		223.8
Amortization of capitalized interest	9.7		9.6
Distributed income of equity investees	48.8		39.9
	1,134.6		1,375.5
Less: Interest capitalized	(10.5)		(13.7)
Earnings, as adjusted	$1,124.1		$1,361.8

Fixed Charges:
Interest expense	$1,399.1		$140.3
Interest capitalized	10.5		13.7
Portion of rent expense representative of interest (1)	71.2		69.8
Total fixed charges	$1,480.8		$223.8

Ratio of earnings to fixed charges	-	(a)	6.08

Note:
Earnings for purposes of this ratio consist of consolidated pretax earnings or losses from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized. Fixed charges for this purpose consist of interest expenses and capitalized, amortized discounts and capitalized expense related to indebtedness and an estimate of interest within rental expense.

(1)	One third of rent expense is deemed to be representative of interest.
(a)	Earnings were insufficient to cover fixed charges by $356.7 million for the nine months ended September 30, 2008.